

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2018

Cussion Pang
Chief Executive Officer
Tencent Music Entertainment Group
17/F, Malata Building, Kejizhongyi Road
Nanshan District, Shenzhen, 518057
People's Republic of China

      Re: Tencent Music Entertainment Group
           Amendment No. 2 to Draft Registration Statement on Form F-1
           Submitted September 7, 2018
           CIK No. 0001744676

Dear Mr. Pang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted September 7, 2018

Risk Factors
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters..., page 66

1.   To the extent that Tencent and/or the other Class B shareholders will have complete control over the outcome of matters put to a vote of shareholders, please make this clear in the risk factor heading and disclosure. To provide further context, also disclose the following:

- the percentage of outstanding shares that Tencent and/or the other Class B ordinary shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval;
- the circumstances under which Tencent and the other Class B ordinary shareholders may transfer their shares; and
- the circumstances under which Tencent and the other Class B ordinary shareholders may convert their shares to Class A ordinary shares or are required to convert their Class B ordinary shares and the resulting impact on holders of ADSs.

Use of Proceeds, page 70

2.   We note your response to comment 4 and the Yeelion Online example included elsewhere in your filing. Please quantify the total amount of the net proceeds that would be available for investment in PRC operations taking into account the statutory limits that you have noted. Alternatively, if applicable, disclose in this section that all of the net proceeds from this offering will be available, via loans alone, for investment in PRC operations.

Our Relationship with Tencent
Master Business Cooperation Agreement, page 85

3.   We note your agreement with Tencent Holdings to share revenues from sales of QQ Music premium memberships. Disclose whether you expect the amount of revenue to be shared with Tencent Holdings to be material.

Description of American Depositary Shares, page 205

4.   We note your new risk factor regarding the waiver of a jury trial by ADS holders. Please disclose this provision of the deposit agreement in the description of the ADSs.

          You may contact Claire Delabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Telecommunications

cc: James Lin